Mail Stop 3561

May 30, 2006

Reed T. Buley
President
Slopestyle Corporation
111 Hughes Court
Wylie, TX 75225

> **Re:** **Slopestyle Corporation**
> **Amendment No. 2 to Registration Statement on Form SB-1**
> **Filed May 15, 2006**
> **File No. 333-132082**

Dear Mr. Buley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1. Please revise to clarify that this preliminary prospectus is subject to completion.

2. We note your response to comment 1 of our letter dated May 9, 2006. Please revise to file the escrow agreement with your next amendment, and revise the disclosure on the cover page and in the plan of distribution to describe the escrow arrangement. In addition, please omit the first sentence in the fourth paragraph on page 10 describing how your attorney will hold the proceeds, since it is inconsistent with the rest of your disclosure.

Summary Financial Data, page 3

3. Please update to reflect the most recent balance sheet data. Likewise, please revise your statement of operations data to include both the year ended December 31, 2005 and the quarter ended March 31, 2006.

Dilution, page 8

4. Please update your dilution table through the most recent balance sheet date presented.

Management's Discussion and Plan of Operations, page 17

5. Please update your discussion through the most recent balance sheet date presented.

Capitalization, page 23

6. Please update your capitalization table through the most recent balance sheet date presented.

Financial Statements, page F-1

7. Please update to include financial statements for the interim period ending March 31, 2006. Such financial statements may be unaudited. Please refer to Item 310(g) of Regulation S-B.

Exhibits 10.1 and 10.2

8. Please file an updated auditors' consent to the use of its audit report.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Accountant, at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.
        FAX (214) 361-8244